Exhibit 99.2

1.	To approve, as an ordinary resolution, the re-appointment of Mr. Shenping Yin as a director of the Company to hold office until the next annual general meeting.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

2.	To approve, as an ordinary resolution, the re-appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next annual general meeting.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

3.	To approve, as an ordinary resolution, the re-appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next annual general meeting.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

4.	To approve, as an ordinary resolution, the re-appointment of Mr. Weijun Wang as a director of the Company to hold office until the next annual general meeting.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

5.	To approve, as an ordinary resolution, the re-appointment of Mr. Zizhao Zhang as a director of the Company to hold office until the next annual general meeting.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

6.	To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2026.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

7.	To approve, as an ordinary resolution, the amendment of the authorized share capital of the Company from US$316,000 divided into (i) 800,000 Class A Ordinary Shares of par value US$0.375 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, to US$316,000 divided into (i) 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, by the subdivision of each Class A Ordinary share on a ratio of 1:3,750 resulting in the subdivision of 800,000 Class A Ordinary Shares of par value US$0.375 each into 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

8.	To authorize and approve, as an ordinary resolution, subject to the approval and effectiveness of Proposal No. 7, the Board of Directors to implement one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, par value US$0.0001 each, at such future time or times within two years following the date of the Meeting and at such ratio or ratios as shall be determined by the Board of Directors in its sole discretion, provided that the aggregate cumulative ratio of all such consolidation(s) implemented pursuant to this authorization shall not exceed 1-for-6,000. The Board of Directors shall have discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), to implement such consolidation(s) in one or more series, and to elect not to proceed with any such consolidation(s) without further approval of the shareholders.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

9.	To approve, as a special resolution, the change of the Company’s name from “Hitek Global Inc.” to “Biddance AI Systems, Inc”, or such other name as may be approved by the Board of Directors, and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and to authorize the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such name change.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

10.	To approve, as a special resolution, the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 46 of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the "Migration"); the change of the registered office of the Company be changed to Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association; and the authorization of the Board of Directors and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN

11.	To approve, as an ordinary resolution, the adjournment or postponement of the Annual Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Annual Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Annual Meeting.

☐ FOR  ☐ AGAINST  ☐ ABSTAIN